[Letterhead of Sutherland Asbill & Brennan LLP]

July 12, 2016

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Disclosure Matters Relating to the Revised Definitive Proxy Statement
Filed by TPG Specialty Lending, Inc. with the SEC on July 11, 2016

Dear Mr. Minore,

We write to bring to your attention misstatement and disclosure deficiencies in the revised definitive proxy statement filed by TPG Specialty Lending, Inc. (“TSLX”) with the Securities and Exchange Commission (the “Commission”) on July 11, 2016 with respect to the upcoming annual meeting of stockholders (the “Annual Meeting”) of our client, TICC Capital Corp. (“TICC” or the “Company”). We respectfully request that the Commission staff require TSLX to address these misstatements and deficiencies prior to it being allowed to distribute its additional revised definitive proxy materials to TICC’s stockholders.

1.           We note the following statements in the revised definitive proxy statement:

•	“TSLX expects to mail this Proxy Statement and the accompanying GOLD proxy card to Stockholders promptly after TICC sets the date of the 2016 Annual Meeting and the record date for determining Stockholders entitled to notice of and to vote at the 2016 Annual Meeting . . . .”

•	“Proxies returned by Stockholders who fail to continue to hold shares as of the Record Date will not be counted.”

•	“Once TICC publicly discloses such date, TSLX will supplement this Proxy Statement and accompanying GOLD proxy card to include such information and file revised definitive proxy materials with the SEC.”

Please file a further revised definitive proxy statement (the “Further Revised Proxy Statement”) with the SEC which includes the date of the 2016 Annual Meeting and the related record date and mail such complete revised proxy statement to TICC’s stockholders (and not the revised definitive proxy statement filed by TSLX with the SEC on July 11, 2016 and a supplement thereto). Please clarify in the Further Revised Proxy Statement that you will not provide a separate supplement to include the missing information.

Also, please disclose in the Further Revised Proxy Statement that TSLX previously mailed a definitive proxy statement (the “Initial Proxy Statement”) to TICC’s stockholders as of a hypothetical record date in June 2016 for the 2016 Annual Meeting even though the record date for the 2016 Annual Meeting is July 8, 2016 and whether TSLX intends to use any proxy cards returned by TICC’s stockholders solicited pursuant to the Initial Proxy Statement and that proxy cards solicited pursuant to a proxy statement that did not contain the information required by Schedule 14A may be subject to legal challenge and/or may not be counted in the votes cast at the 2016 Annual Meeting. If TSLX intends to use such early returned proxy cards, please disclose in the Further Revised Proxy Statement that stockholders who previously returned proxy cards to TSLX should consider completing and returning the proxy card attached to the Further Revised Proxy Statement because the Initial Proxy Statement did not include a proposal to be considered by TICC’s stockholders at the 2016 Annual Meeting and other important information that shareholders may deem relevant when casting their vote.

2.           We note the statement that TSL Advisers, LLC is a “registered investment adviser with the SEC under the 1940 Act.” Please revise the reference to the “1940 Act,” which refers to the Investment Company Act of 1940, to the “Investment Advisers Act of 1940.”

3.           We note the following statement on page 2 of the revised proxy statement:

“We are not seeking control of the Board at the 2016 Annual Meeting. If elected, the Nominee will constitute a minority of the directors and will not alone be able to adopt resolutions or otherwise cause the Board to act.”

The above-referenced statement appears to imply that the Nominee, if elected to TICC’s board of directors, will represent the interests of TSLX and not those of TICC’s stockholders in general. Please include in the Further Revised Proxy Statement a brief summary of the interactions between the Nominee on the one hand and TSLX and its investment adviser on the other hand relating to the Nominee’s nomination by TSLX to TICC’s board of directors as well as a statement as to whether any agreement or other arrangement (formal or informal) has been reached between them if the Nominee is elected to TICC’s board of directors.

4.           We refer to paragraph entitled “What is a broker non-vote?” Based on prior precedent and language included in TICC’s definitive proxy statement, it appears that the rules governing brokers’ discretionary authority will not permit them to exercise discretionary authority regarding any proposal to be voted on at the 2016 Annual Meeting, including the Accountant Ratification Proposal, given the contested nature of the 2016 Annual Meeting. See, e.g., the definitive proxy statements filed by Fifth Street Senior Floating Rate Corp. and E. I. du Pont de Nemours with the SEC on March 3, 2016 and March 23, 2015, respectively, in connection with their contested stockholder meetings. As a result, please revise the Further Revised Proxy Statement accordingly.

5.           In addition, we note contradictory statements regarding whether the Company’s proposal to amend its bylaws to implement majority voting in uncontested elections is considered a routine or non-routine matter. See the second sentence under the heading entitled “What is a broker non-vote?” on page 4 of the proxy statement and the statement on page 5 of the proxy statement that “[b]rokers are entitled to vote on the Bylaws Amendment Proposal even if no instructions are received from the beneficial holder of shares of Common Stock.”

6.           We refer to the footnote on page 8 of TSLX’s revised proxy statement that “[o]n March 31, 2016, TSLX also acquired 59 shares of Common Stock through TICC’s dividend reinvestment plan.” Please supplementally advise us how such acquisition was made in a manner consistent with the limitations set forth in Section 12(d)(1)(A)(i) of the Investment Company Act of 1940 given that TSLX was a 3% stockholder of TICC prior thereto.

7.           We refer to the penultimate sentence in the sixth paragraph under the heading “Background of the Solicitation” on page 8 of TSLX’s revised proxy statement. Please disclose the discount or premium to TICC’s then most recently determined NAV represented by TSLX’s $7.50 per share purchase offer. We note that TSLX has included similar disclosure on page 9 of the proxy statement with respect to its revised November 2, 2015 offer.

8.           We note the statement on page 9 of the proxy statement that “TICC was only able to garner the support of approximately 34.5% of all outstanding TICC shares for the BSP proposal.” Please augment such disclosure to include the percentage of shares present at the Special Meeting that voted “for” the BSP proposal. We also refer to the statement on page 16 of the proxy statement regarding the “resounding defeat TICC experienced when Stockholders refused to approve the conflicted transaction at the Special Meeting in late December.” In light of the fact that a majority of votes present at the Special Meeting voted in favor of the BSP transaction, please delete the word “resounding” in the above-referenced sentence and add “by the requisite approval required under the 1940 Act” after “late December”.

9.           We refer to the statement on page 11 of the proxy statement that the current proxy contest is “not [TSLX’s] preferred course of action, but the Board’s failure to take meaningful action leaves [TSLX] no choice.” Please disclose TSLX’s preferred course of action, including the material terms thereof.

10.         We note various references in the proxy statement to “bespoke, directly originated transactions.” Given that the meaning of the word “bespoke” may not be understood by the average investor, please replace such term with a plain English version thereof. In order to allow TICC’s stockholders to gain a better understanding of the differences in fee structures for BDCs that have a greater focus on directly originated transactions (presumably TSLX based on disclosure in the TSLX proxy statement) versus syndicated loans (presumably TICC based on assertions made by TSLX in the proxy statement), please separately state the number of loans in TSLX’s portfolio in which TSLX is the sole participant (i.e., directly originated loans) and the number of loans in which there are multiple lenders (i.e., syndicated loans). In addition, disclose the investment advisory fees paid by TSLX to its external investment adviser.

11.           We note that page 16 of the proxy statement states that “Three independent proxy advisory firms recommended that Stockholders vote against the transaction” but that one such firm changed its recommendation. Please revise the first quoted sentence to state that two proxy advisory firms recommended against the transaction and one recommended in favor of the transaction.

12.           We note various references to TICC’s failure to schedule its 2016 Annual Meeting, including a paragraph dedicated thereto on page 18 of the proxy statement. In light of the fact that TICC has scheduled its 2016 Annual Meeting, please consider deleting such references and paragraph from TSLX’s proxy statement.

13.           We refer to the paragraph entitled “Arrangements between TSLX and the Nominee” on page 23 of the proxy statement. Please discuss all business affiliations and relationships between Mr. Millet and companies’ run by him on the one hand and TSLX and/or TPG on the other hand, including whether companies run by Mr. Millet currently have or have in the past received financing from either TSLX and/or TPG. If there are no such other affiliations or relationships, please state so therein.

14.           We note the statement on page 28 of the proxy statement “our existing investment adviser, TSL Advisers, LLC, may offer its services as a new adviser to the Company” in the event that “TSLX’s proposal to terminate the Investment Advisory Agreement is approved.” Given the significant expense incurred by TSLX and its stockholders in connection with its proposal to terminate the Investment Advisory Agreement, please provide us with an analysis as to why the joint transaction prohibitions contained in Section 57(d) of the Investment Company Act of 1940 are not implicated by TSL Advisers, LLC’s offer to serve as a new adviser to TICC. In addition, please advise us as to whether TSL Advisers, LLC would reimburse TSLX for the expenses it incurred in connection with its proxy solicitation to terminate the Investment Advisory Agreement in the event that TSL Advisers, LLC becomes TICC’s investment adviser.

***

If you have any questions concerning the foregoing, please contact the undersigned at (202) 383-0805 or Vlad M. Bulkin at (202) 383-0815.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	Nicholas P. Panos, Senior Special Counsel, Division of Corporation Finance, Office of Mergers and Acquisitions
Steve Novak, Chairman of the Board of Directors, TICC Capital Corp.
Jonathan Cohen, Chief Executive Officer, TICC Capital Corp.
Vlad M. Bulkin, Sutherland Asbill & Brennan LLP
David E. Shapiro, Wachtell, Lipton, Rosen & Katz
Eitan S. Hoenig, Wachtell, Lipton, Rosen & Katz